11.0 COMPUTATION OF EARNINGS PER SHARE


Statement Regarding Computation of Earnings Per Share for
the Three Months Ended December 31, 1997
                    (unaudited)
                                         1997
Basic:                                   ----
      Net income                       $  67,207
      Weighted average
      number of shares                   368,169
      Basic earnings
      per share                          $ 0.18


Diluted:
      Net income                       $  67,207
      Weighted average
      number of shares                   368,169
      Basic earnings
      per share                          $ 0.18

Note: Net earnings per share are computed based upon the weighted average common equivalent shares outstanding for periods subsequent to the Bank's conversion to a stock savings bank on March 25, 1997. Net earnings per share for the three months ended December 31, 1996, is not meaningful.